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Exhibit 4.3

                           CONSULTING AGREEMENT


This term sheet is intended to set forth the agreement reached by and between Security Asset Capital Corporation, (SCYA), 701 B Street #1775, San Diego, California, 92101 and James D. Burchetta, (JDB), 210 Central Park South, New York, New York 10019 with regards to providing consulting services by JDB to SCYA.

TERM: The term of this agreement shall be for one year that shall have deemed to commenced on June 18, 2002. This agreement shall terminate on June 17, 2003 and any and all extensions or modifications shall be by subsequent written agreement of the parties.

SCOPE OF WORK: JDB shall provide SCYA with consulting services that include assisting SCYA in developing its technology process specifically for its Debt Registry function which has been created by SCYA for the purposes of registering consumer debt considered in default by various creditors including banks and other lending institutions; developing a potential insurance product which will insure that proper title has passed from sellers of bulk consumer debt to buyers of bulk consumer debt; assisting in introductions to lending institutions which are in the business either selling or buying consumer debt; assisting in the development of pricing strategies; assistance in the development of marketing strategies for SCYA; assistance in the preparation of financial projections; assistance in procuring investors and/or lenders for the company either through private placements or through the public offering of securities which shall always be in conformity with law. SCYA and JDB acknowledge that additional third parties shall be required to perform certain services hereunder and that SCYA shall make provisions to pay those vendors. Said payment methods are set forth, INFRA.

 It is expressly understood that JDB shall not be required to provide full time work to SCYA but shall make himself reasonably available for consultations and meetings. It is further expressly understood that JDB shall not be required to join the company's Board of Directors nor shall he be considered an officer or a person with authority to bind the company in any way.

COMPENSATION JDB shall receive as compensation for the services set forth herein, three million shares of SCYA - regardless of their value at the time of issuance - which shares shall be fully registered without restriction and shall be fully capable of sale on the open market. SCYA shall immediately take such steps as are necessary to register and issue said shares of stock as are necessary to comply with this term sheet and in accordance with applicable federal, state and local laws. . It is further agreed that JDB shall have the right to transfer said shares to JDB Advertising, Inc., a New York corporation of which he is the President, and a Director. SCYA shall also reimburse JDB for all expenses such as travel, meals, etc. which shall not be expended by JDB without the prior approval of SCYA. It is understood that there shall be no obligation on the part of JDB to perform any services hereunder until such time as said shares of stock have been issued and delivered to him in accordance with this agreement.

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COMPENSATION FOR OTHER THIRD PARTIES: As aforestated under the paragraph heading
"Scope of Work", the company shall pay to an entity, entities or third persons as directed from time to time by Charles S. Brofman, up to two million shares of its common stock. It is agreed that one million of said shares shall be fully registered and capable of sale on the open market and one million shares shall be restricted for a period of one year pursuant to Section 144 of the SEC ACT. These payments of shares shall be for services consistent with those outlined in the "Scope of Work".

PRESS RELEASES The parties shall not issue any press releases without the mutual consent of each other. The time and manner of said releases shall also be agreed upon by the parties. SCYA shall not be permitted to use the names "James D. Burchetta", "Cybersettle", "Computerized Dispute Resolution Process", in any marketing and promotional material or in any press releases, without the express written consent of JDB.

BINDING NATURE This term sheet shall be binding upon the parties when fully executed subject only to a more formal written agreement. However, the failure on the part of SCYA to deliver the aforementioned shares of stock in accordance with this term sheet by close of business July 22, 2002, shall be deemed to be a material breach and SCYA shall not thereafter be entitled to receive any of the services or products to be rendered by JDB.

JURISDICTION In the event a dispute arises between the parties hereunder, jurisdiction is, by consent, agreed to be in the courts of the State of New York, County of Westchester. Furthermore, it is agreed that this agreement has been entered into in the State of New York, County of Westchester.


Dated:   June       2002





/S/ James D. Burchetta                      /S/ David Walton
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James D. Burchetta                          David Walton, CEO


/S/ Richard Wensel                          /S/ Darrell Musick
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Richard Wensel, Ex. V.P.                    Darrell Musick, President